Mail Stop 3561

July 15, 2009

John W. McReynolds, President and Chief Financial Officer
Energy Transfer Equity, L.P.
3738 Oak Lawn Avenue
Dallas, Texas 75219

Kelcy L. Warren, Chief Executive Officer
Energy Transfer Partners, L.P.
3738 Oak Lawn Avenue
Dallas, Texas 75219

      Re: **Energy Transfer Equity, L.P.**
               Form 10-K for the Fiscal Year Ended December 31, 2008
               Filed March 2, 2009
               File No. 1-32740

               Energy Transfer Partners, L.P.
               Form 10-K for the Fiscal Year Ended December 31, 2008
               Filed March 2, 2009
               File No. 1-11727

Messrs. McReynolds and Warren:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                    Sincerely,

                    H. Christopher Owings
                    Assistant Director